Exhibit 99.1

Clearmind Medicine and Yissum File International Patent Application for
Revolutionary Psychedelic Compounds for PTSD Treatment

Innovative compounds designed to address critical unmet needs in PTSD treatment

Vancouver, Canada, Sept. 12, 2024 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced the submission of a patent application under the International Patent Cooperation Treaty (“PCT”). This submission is part of the Company’s ongoing collaboration with Yissum Research Development Company of the Hebrew University of Jerusalem (“Yissum”), pursuant to the exclusive licensing agreement Clearmind holds with Yissum.

The patent application covers innovative compounds invented by Professors Rami Yaka, Ahmed Masaewa, and Avi Priel of the Hebrew University. These novel compounds are designed to treat post-traumatic stress disorder (PTSD) and other mental health conditions.

The global market for PTSD treatment, valued at $16.8 billion in 2023, is expected to reach $27.37 billion by 2033, according to Future Market Insights. PTSD is a psychiatric disorder with significant unmet medical needs and very limited existing treatment options. Current approaches for PTSD management include patient education, social support, psychotherapy, and psychopharmacological interventions, all of which provide limited efficacy.

Dr. Adi Zuloff-Shani, CEO of Clearmind Medicine, commented: “Our collaboration with Yissum continues to yield remarkable results. We are proud of the groundbreaking innovations we are developing together to meet the growing demand for advanced treatments for various mental health conditions, including PTSD. This is particularly critical for moderate to severe cases of PTSD, where pharmacological options are limited, with only two FDA-approved agents available and other treatments used off-label. However, these drugs are often associated with side effects, such as nausea, weight gain, sexual dysfunction, insomnia, and increased anxiety. Our goal is to deliver effective and safe treatments for PTSD, such as our next-generation psychedelic compounds, which aim to significantly improve the quality of life for patients.”

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 29 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock

About Yissum

Yissum is the technology transfer company of the Hebrew University of Jerusalem. Founded in 1964, Yissum serves as a bridge between cutting-edge academic research and a global community of entrepreneurs, investors, and industry. Yissum’s mission is to benefit society by converting extraordinary innovations and transformational technologies into commercial solutions that address our most urgent global challenges. The company has registered more than 11,680 patents globally, licensed over 1,160 technologies, and has spun out over 260 companies. Yissum’s business partners span the globe. For further information please visit www.yissum.co.il.

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries

Info@Clearmindmedicine.com

www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the remarkable innovations it is developing with Yissum that are addressing the growing market demand for cutting-edge treatments aimed at a variety of mental health conditions, including PTSD, and its commitment is to bring effective and safe treatment for PTSD that aims to significantly improve quality of life for these patients. The Company cannot assure that any patent will issue as a result of a pending patent application or, if issued, whether it will issue in a form that will be advantageous to the Company. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2023 filed with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.